KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

July 31, 2007

VIA EDGAR

Christian T. Sandoe, Esq.
Securities and Exchange Commission
Washington, DC 20549

Re:	Definitive Proxy Filing
The Endowment Master Fund, L.P. (811-21527)
The Endowment Registered Fund, L.P. (811-21528)
The Endowment TEI Fund, L.P. (811-21730)

Dear Mr. Sandoe:

We have received the Staff’s comments, provided on July 30, on the preliminary proxy filing made by each of the above-captioned funds (each a "Fund," and collectively, the "Funds"). We respectfully submit this response letter on behalf of the Funds. The Funds have each filed a definitive proxy, which reflects changes in response to the Staff’s comments, as described below. The response is a joint response to the comments in light of the fact that the disclosure for each of the Funds is substantially identical. Defined terms have the same meanings used by the Funds in their registration statements. For the Staff’s convenience, we have repeated each comment below, followed by the response.

Comment:

1.    In the cover letter, under “Proposal One,” it appears that either a sentence or a reference to the transaction, which is first mentioned in the second sentence of the paragraph, has been deleted.

Response:

1.    The second sentence of the paragraph has been edited to make a reference to the occurrence of the transaction.

Comment:

2.    In the Proxy Statement, on page 2, under “Background” in Proposal 1, reference to “Fund” in the first sentence should be a reference to “Master Fund.”

Response:

2.    The reference has been corrected.

Comment:

3.    In the Proxy Statement, under “Background” in Proposal 1, please include (i) the date of the Prior Subadvisory Agreement, and (ii) the last time the Prior Subadvisory Agreement was submitted to Partners (and the purpose for such submission).

 Response:

3.    The requested changes have been made.

Comment:

4.    In the Proxy Statement, under Proposal 2, please begin the first sentence of the first paragraph with “As a closed-end fund, . . .”

Response:

4.    The requested change has been made.

Comment:

5.    Under Proposal 2, in the discussion under “Proposed Revised Liquidity Definitions,” please add a statement or discussion addressing whether certain Investment Funds currently in one existing liquidity category may fall into a different category of liquidity following any approval of the proposal.

Response:

5.    The requested changes have been made, and the following disclosure has been added:

As a result, the proposed liquidity categories do not match the existing categories, and will be renamed to avoid potential confusion. In addition, the changes likely will result in certain Investment Funds in which the Master Fund currently invests being placed in a different liquidity category.

Comment:

6.    Under Proposal 2, in the discussion under “Proposed Revised Liquidity Definitions,” please explain in the text how the Proposed Liquidity Definitions relate to the Current Liquidity Definitions and consider using the same terms (e.g., Liquid Funds, Semi-Liquid Funds) in the new categories.

Response:

6.    Additional disclosure has been added per the response to Comment 5. Please note that it has been determined not to use the existing category names if the proposal is approved. This is intended to avoid any possible confusion and to remove any suggestion that the Investment Funds currently deemed to be in the “Liquid” category are other than relatively illiquid investments. In addition, as raised in the Staff’s comment 5 above and in the response to comment 5, certain Investment Funds likely will move to different liquidity categories, which are not directly comparable, which could create confusion if category names were retained.

Comment:

7.    Under “Board Considerations” regarding Proposal 1, please include, as required by Item 22(c) of Schedule 14A, a discussion of the conclusions that the Master Fund’s board of directors reached when approving the New Subadvisory Agreement. The disclosure should include the factors set forth in Item 22(c) and avoid a list of considerations without conclusions.

Response:

7.    The requested changes have been made.

Comment:

8.    Under “Board Considerations” regarding Proposals 2 and 3, please include an explanation of the phrase “illiquidity premium.”

Response:

8.    The requested change has been made.

Comment:

9.    Under “Board Considerations” regarding Proposals 2 and 3, please add, if appropriate, a discussion of any changes to the Master Fund’s risk profile that will result from approval of the proposals.

Response:

9.    As disclosed in the Proxy Statement, the changes are largely being put forth in reaction to changes in liquidity terms of underlying Investment Funds, rather than any intended change in the Master Fund’s risk profile. As a supplemental response, a number of the Investment Funds in which the Master Fund currently invests have, as indicated in the presentation of the proposal, lengthened lock-up periods for investments. New allocations by the Master Fund to such Investment Funds (which would be subject to new lock-up periods), which may be made if the proposals are approved, will not alter the Master Fund’s existing risk profile, but may be prohibited under the existing categories.

Comment:

10.    Under “Voting,” in the sixth paragraph of the section, please add “by the Master Fund’s board of directors on behalf of” following “This solicitation is being made by . . .”

Response:

10.    The requested change has been made.

Comment:

11.    Under “Voting,” or where appropriate, please indicate (i) the record date, (ii) the number of shareholders and (ii) the number of votes each investor receives.

Response:

11.    The Record Date has been inserted into the Notice and the Proxy Statement, in the blanks indicated for that date. In addition, at the beginning of the “Voting” section, the amount of interests in each Fund outstanding and entitled to vote has been included, along with a reference to the statement, appearing later in the section, that Partners are entitled to cast a number of votes equivalent to the Partner’s investment percentage as of the Record Date.

* * *

In addition to the above matters, all dates have been included in, and corrections of certain definitional inconsistencies and similar stylistic edits have been made to, the definitive filing.

If there are any questions, please contact me at 617.261.3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada